13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Initial Filing)

Under the Securities Exchange Act of 1934

KIK Technology International, Inc.

(Name of Issuer)

Common Stock, $.001 value

(Title of Class of Securities)

49387M101

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 49387M101
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Knight Capital Americas, L.P., formerly Knight Equity Markets, L.P. 22-3660471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,670,967
	6.	SHARED VOTING POWER Not applicable
	7.	SOLE DISPOSITIVE POWER 1,670,967
	8.	SHARED DISPOSITIVE POWER Not applicable
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,967
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.59% based on outstanding shares reported on the issuer’s 10KSB filed with the SEC for the period ended Jan 31, 2008.
12.	TYPE OF REPORTING PERSON* BD

ITEM 1	(a).	Name of Issuer

KIK Technology International, Inc.

ITEM 1	(b).	Address of Issuer’s Principal Executive Offices

7393 18th Street, Burnaby, BC, V3N 2Z4

ITEM 2	(a).	Names of Persons Filing

Knight Capital Americas, L.P., formerly Knight Equity Markets, L.P.

ITEM 2	(b).	Address of principal business office

545 Washington Blvd., 3rd Floor Jersey City, NJ 07310

ITEM 2	(c).	Citizenship

California

ITEM 2	(d).	Title of Class of Securities

Common Stock

ITEM 2	(e).	CUSIP Number

49387M101

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

	(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a) Amount beneficially owned

1,670,967

(b) Percent of class

6.59%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

1,670,967

(ii) shared power to vote or to direct the vote

Not applicable

(iii) sole power to dispose or to direct the disposition of

1,670,967

(iv) shared power to dispose or to direct the disposition of

Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

Knight Capital Americas, L.P.

By:	/s/ Michael Corrao
Michael Corrao
Director of Compliance